Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Reports Fourth Quarter and Fiscal Year 2009 Financial Results

SHANGHAI, China, March 4, 2010 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the fourth quarter of 2009 and for the fiscal year ended December 31, 2009.

Fourth Quarter 2009 Financial Highlights:
– Total revenues increased 15.2% over Q4 2008 to RMB226.0 million (US$33.1 million), above the Company’s guidance range of RMB215 million to RMB225 million
– Gross margin expanded to 62.8% compared with 51.0% in Q4 2008
– Operating income increased to RMB41.7 million (US$6.1 million) compared with RMB5.9 million in Q4 2008
– Fully diluted earnings per common share were RMB0.84 (US$0.24 per ADS)
– Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.95 (US$0.28 per ADS), exceeding the Company’s guidance range of RMB0.58 to RMB0.68
– Cash and short-term investments increased to RMB1,214.7 million (US$178.0 million) as of December 31, 2009

Fiscal Year 2009 Financial Highlights:
– Total revenues decreased 5.0% from 2008 to RMB817.1 million (US$119.7 million)
– Gross margin of 60.5% compared with 53.7% in 2008
– Operating income increased 24.3% over 2008 to RMB120.3 million (US$17.6 million)
– Fully diluted earnings per common share were RMB2.02 (US$0.59 per ADS)
– Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB2.51 (US$0.73 per ADS)

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “In light of the challenges we faced and overcame in 2009, we were especially pleased to end the year on a high note by achieving record profit in the fourth quarter. We have observed a strengthening trend in market conditions and believe our online business in particular has carried solid momentum into 2010. In addition, with the opening of our new call center in Wuhan, this business is well positioned to not only extend our geographic reach and addressable employer base, but also streamline our service network for greater efficiency and margin expansion. We believe the year is off to a robust start for 51job.”

Fourth Quarter 2009 Unaudited Financial Results

Total revenues for the fourth quarter ended December 31, 2009 were RMB226.0 million (US$33.1 million), an increase of 15.2% from RMB196.2 million for the same quarter in 2008.

Print advertising revenues for the fourth quarter of 2009 increased 8.2% to RMB64.6 million (US$9.5 million) compared with RMB59.7 million for the same quarter in 2008. The increase was primarily due to higher average revenue per page, which was partially offset by a lower volume of print advertising pages in 51job Weekly resulting from a decline in market demand. Although print advertising prices in each city remained relatively unchanged, overall average revenue per page increased 39.8% over the fourth quarter of 2008 due to an increase in page volume contribution from cities where print advertising prices are generally higher as compared to the same quarter of the prior year. The estimated number of print advertising pages generated in the fourth quarter of 2009 decreased 22.6% to 2,672 compared with 3,452 pages in the same quarter in 2008.

Online recruitment services revenues for the fourth quarter of 2009 were RMB97.3 million (US$14.2 million), representing a 33.7% increase from RMB72.7 million for the same quarter of the prior year. The increase primarily resulted from a greater number of unique employers using the Company’s online recruitment services, which was partially offset by lower average revenue per unique employer. Unique employers increased 66.4% to 94,993 in the fourth quarter of 2009 compared with 57,071 in the same quarter of the prior year driven by greater customer acceptance and usage of online recruitment services. Average revenue per unique employer decreased 19.7% in the fourth quarter of 2009 due to employers purchasing lower priced products and/or reducing their overall spending on online services as compared to the same quarter in 2008.

Other human resource related revenues for the fourth quarter of 2009 increased 0.5% to RMB64.1 million (US$9.4 million) from RMB63.8 million in the same quarter of 2008.

Gross profit for the fourth quarter of 2009 increased 42.1% to RMB134.3 million (US$19.7 million) from RMB94.5 million for the same quarter of the prior year. Gross margin, which is equal to gross profit divided by net revenues, expanded to 62.8% in the fourth quarter of 2009 compared with 51.0% in the same quarter in 2008 primarily due to lower printing related and other direct expenses resulting from the implementation of cost control and efficiency measures in 2009.

Operating expenses for the fourth quarter of 2009 were RMB92.5 million (US$13.6 million) compared with RMB88.6 million for the same quarter of 2008. Operating expenses as a percentage of net revenues decreased to 43.2% for the fourth quarter of 2009 compared with 47.8% for the fourth quarter of 2008.

Sales and marketing expenses for the fourth quarter of 2009 increased 8.4% to RMB63.1 million (US$9.2 million) from RMB58.2 million for the same quarter of the prior year primarily due to increased commissions resulting from higher sales, which were partially offset by lower travel and entertainment expenses as compared to the same quarter in 2008.

General and administrative expenses for the fourth quarter of 2009 decreased 3.2% to RMB29.4 million (US$4.3 million) from RMB30.4 million in the fourth quarter of 2008 primarily due to lower office expenses and professional fees, which were partially offset by higher rental and depreciation expenses incurred in the fourth quarter of 2009.

Income from operations for the fourth quarter of 2009 increased to RMB41.7 million (US$6.1 million) from RMB5.9 million for the same quarter of the prior year. During the fourth quarter of 2009, one of the Company’s main subsidiaries received notification from relevant tax authorities that it had qualified as a High Technology Enterprise under the Enterprise Income Tax Law of the PRC, which reduced its tax rate for 2009 from 20% to 15% in Shanghai and from 25% to 15% in other localities. The cumulative impact of this tax change resulted in an effective tax rate of 1.0% in the fourth quarter of 2009.

Net income for the fourth quarter of 2009 increased to RMB46.4 million (US$6.8 million) from RMB6.8 million for the same quarter in 2008. Fully diluted earnings per common share for the fourth quarter of 2009 were RMB0.84 (US$0.12) compared with RMB0.12 for the same quarter in 2008. Fully diluted earnings per ADS for the fourth quarter of 2009 were RMB1.67 (US$0.24) compared with RMB0.24 in the fourth quarter of 2008.

In the fourth quarter of 2009, the Company recognized total share-based compensation expense of RMB6.2 million (US$0.9 million) compared with RMB7.5 million in the fourth quarter of 2008. The Company also recognized a foreign currency translation loss of RMB37,000 (US$5,000) in the fourth quarter of 2009 compared with a translation gain of RMB0.6 million in the fourth quarter of 2008.

Excluding share-based compensation expense and the impact of foreign currency translation loss, non-GAAP adjusted income for the fourth quarter of 2009 increased to RMB52.6 million (US$7.7 million) compared with RMB13.6 million for the fourth quarter of 2008. Non-GAAP adjusted fully diluted earnings per common share were RMB0.95 (US$0.14) in the fourth quarter of 2009 compared with RMB0.24 in the fourth quarter of 2008. Non-GAAP adjusted fully diluted earnings per ADS in the fourth quarter of 2009 were RMB1.90 (US$0.28) compared with RMB0.48 in the fourth quarter of 2008.

Fiscal Year 2009 Unaudited Financial Results

Total revenues for 2009 were RMB817.1 million (US$119.7 million), a decrease of 5.0% from RMB860.4 million in 2008 as a result of the impact of the global financial crisis on market demand. However, due to the implementation of cost control, realignment and efficiency measures, income from operations for 2009 increased 24.3% to RMB120.3 million (US$17.6 million) from RMB96.8 million for 2008.

The estimated number of print advertising pages generated in 2009 decreased 29.4% to 11,661 compared with 16,512 estimated pages in 2008. Unique employers using the Company’s online recruitment services grew 39.9% to 143,451 in 2009 from 102,562 in 2008. Employers who purchase online services multiple times or in multiple quarters throughout the fiscal year are counted as one unique employer for the annual total.

Net income for 2009 increased 46.9% to RMB112.5 million (US$16.5 million) from RMB76.6 million in 2008. Fully diluted earnings per common share for 2009 increased to RMB2.02 (US$0.30) from RMB1.35 in 2008. Fully diluted earnings per ADS for 2009 were RMB4.03 (US$0.59) compared with RMB2.70 in 2008.

Excluding share-based compensation and foreign currency translation loss, non-GAAP adjusted net income for 2009 increased to RMB139.8 million (US$20.5 million) from RMB121.8 million in 2008. Non-GAAP adjusted fully diluted earnings per common share were RMB2.51 (US$0.37) in 2009 compared with RMB2.15 in 2008. Non-GAAP adjusted fully diluted earnings per ADS in 2009 were RMB5.01 (US$0.73) compared with RMB4.29 in 2008.

In September 2008, the Company announced that its shareholders had approved a share repurchase program authorizing the repurchase of up to US$25 million worth of outstanding ADSs. In the fourth quarter of 2009, the Company repurchased 51,422 ADSs, representing 102,844 common shares, in the open market for an aggregate consideration of US$0.7 million, including transaction fees. Since the inception of this share repurchase program, the Company has repurchased a total of 846,027 ADSs, representing 1,692,054 common shares, for an aggregate consideration of US$7.8 million.

As of December 31, 2009, the Company had cash and short-term investments totaling RMB1,214.7 million (US$178.0 million) compared with RMB1,074.4 million at December 31, 2008. Short-term investments consist of certificates of deposit held by the Company in banking institutions in China.

Business Outlook

For the first quarter of 2010, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB230 million to RMB240 million (US$33.7 million to US$35.2 million). Excluding share-based compensation expense and any foreign currency translation loss or gain, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2010 is in the estimated range of RMB0.68 to RMB0.78 per common share (US$0.20 to US$0.23 per ADS). The Company expects aggregate share-based compensation expense in the first quarter of 2010 to be in the estimated range of RMB6 million to RMB7 million (US$0.9 million to US$1.0 million).

Other Company News

In February 2010, the Company’s newly established sales and customer service call center became operational in the city of Wuhan, China.

In January and March 2010, the Company terminated the publication of the local edition of 51job Weekly in Tianjin and Hefei, respectively. The Company continues to maintain sales offices in both cities.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.8259 to US$1.00, the noon buying rate on December 31, 2009 in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 7:00 p.m. Eastern Time on March 4, 2010 (8:00 a.m. Shanghai / Hong Kong time zone on March 5, 2010) to discuss its fourth quarter and fiscal year 2009 results, operating performance and business outlook.

To dial in to the call, please use conference ID 4245617 and the following telephone numbers:

US: +1-877-941-2928

Hong Kong: +852-3009-5027

International: +1-480-629-9726

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and salary surveys. 51job has a call center in Wuhan and a nationwide sales office network spanning 26 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the first quarter of 2010, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the first quarter of 2010; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the first quarter of 2010 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	December 31,	December 31,	December 31,
	2008	2009	2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	59,699	64,594	9,463
Online recruitment services	72,741	97,252	14,248
Other human resource related revenues	63,771	64,110	9,392

Total revenues	196,211	225,956	33,103

Less: Business and related tax	(10,866)	(12,019)	(1,761)

Net revenues	185,345	213,937	31,342

Cost of services (Note 2)	(90,879)	(79,677)	(11,673)

Gross profit	94,466	134,260	19,669

Operating expenses:
Sales and marketing (Note 3)	(58,192)	(63,103)	(9,245)
General and administrative (Note 4)	(30,398)	(29,413)	(4,309)

Total operating expenses	(88,590)	(92,516)	(13,554)

Income from operations	5,876	41,744	6,115
Gain (Loss) from foreign currency translation	637	(37)	(5)
Interest and investment income	6,193	3,895	571
Other (expense) income	(487)	1,245	182

Income before income tax expense	12,219	46,847	6,863
Income tax expense	(5,463)	(466)	(68)

Net income	6,756	46,381	6,795

Earnings per share:
Basic	0.12	0.84	0.12
Diluted	0.12	0.84	0.12
Earnings per ADS (Note 5):
Basic	0.24	1.68	0.25
Diluted	0.24	1.67	0.24
Weighted average number of common shares outstanding:
Basic	56,584,296	55,055,425	55,055,425
Diluted	56,659,627	55,538,208	55,538,208

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8259 on December 31, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,210 and RMB1,027 (US$150) for the three months ended December 31, 2008 and 2009, respectively.

3.	Includes share-based compensation expense of RMB1,040 and RMB882 (US$129) for the three months ended December 31, 2008 and 2009, respectively.

4.	Includes share-based compensation expense of RMB5,220 and RMB4,305 (US$631) for the three months ended December 31, 2008 and 2009, respectively.

5.	Each ADS represents two common shares.

51job, Inc.

Consolidated Statements of Operations

	For the Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	359,234	279,467	40,942
Online recruitment services	312,121	332,987	48,783
Other human resource related revenues	189,062	204,666	29,984

Total revenues	860,417	817,120	119,709

Less: Business and related tax	(44,939)	(43,173)	(6,325)

Net revenues	815,478	773,947	113,384

Cost of services (Note 2)	(377,487)	(305,722)	(44,789)

Gross profit	437,991	468,225	68,595

Operating expenses:
Sales and marketing (Note 3)	(215,228)	(214,400)	(31,410)
General and administrative (Note 4)	(125,981)	(133,511)	(19,560)

Total operating expenses	(341,209)	(347,911)	(50,970)

Income from operations	96,782	120,314	17,625
Loss from foreign currency translation	(17,732)	(234)	(34)
Interest and investment income	26,400	15,083	2,210
Other income	2,327	9,554	1,400

Income before income tax expense	107,777	144,717	21,201
Income tax expense	(31,176)	(32,205)	(4,718)

Net income	76,601	112,512	16,483

Earnings per share:
Basic	1.35	2.03	0.30
Diluted	1.35	2.02	0.30
Earnings per ADS (Note 5):
Basic	2.71	4.05	0.59
Diluted	2.70	4.03	0.59
Weighted average number of common shares outstanding:
Basic	56,581,719	55,559,252	55,559,252
Diluted	56,709,513	55,768,866	55,768,866

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8259 on December 31, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB4,564 and RMB4,360 (US$639) for 2008 and 2009, respectively.

3.	Includes share-based compensation expense of RMB3,923 and RMB3,748 (US$549) for 2008 and 2009, respectively.

4.	Includes share-based compensation expense of RMB18,947 and RMB18,912 (US$2,771) 2008 and 2009, respectively.

5.	Each ADS represents two common shares.

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31,	December 31,	December 31,
	2008	2009	2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	12,219	46,847	6,863
Add back: Share-based compensation expense	7,470	6,214	910
Add back: (Gain) Loss from foreign currency translation	(637)	37	5

Non-GAAP income before income tax expense	19,052	53,098	7,778
Non-GAAP income tax expense	(5,459)	(468)	(68)

Non-GAAP adjusted net income	13,593	52,630	7,710

Non-GAAP adjusted earnings per share:
Basic	0.24	0.96	0.14
Diluted	0.24	0.95	0.14
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	0.48	1.91	0.28
Diluted	0.48	1.90	0.28
Weighted average number of common shares outstanding:
Basic	56,584,296	55,055,425	55,055,425
Diluted	56,659,627	55,538,208	55,538,208

	For the Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	107,777	144,717	21,201
Add back: Share-based compensation expense	27,434	27,020	3,959
Add back: Loss from foreign currency translation	17,732	234	34

Non-GAAP income before income tax expense	152,943	171,971	25,194
Non-GAAP income tax expense	(31,185)	(32,208)	(4,719)

Non-GAAP adjusted net income	121,758	139,763	20,475

Non-GAAP adjusted earnings per share:
Basic	2.15	2.52	0.37
Diluted	2.15	2.51	0.37
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	4.30	5.03	0.74
Diluted	4.29	5.01	0.73
Weighted average number of common shares outstanding:
Basic	56,581,719	55,559,252	55,559,252
Diluted	56,709,513	55,768,866	55,768,866

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8259 on December 31, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	December 31,	December 31,
	2008	2009	2009
(In thousands, except number of shares and per share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	1,058,310	957,407	140,261
Short-term investments	16,100	257,310	37,696
Accounts receivable (net of allowance of RMB2,783 and RMB2,620 as of December 31, 2008 and 2009, respectively)	19,524	17,946	2,629
Prepayments and other current assets	44,996	39,899	5,845
Deferred tax assets, current	2,322	4,982	730

Total current assets	1,141,252	1,277,544	187,161

Long-term investments	15,927	15,912	2,331
Property and equipment	205,805	181,943	26,655
Intangible assets	4,669	5,301	777
Other long-term assets	6,311	31,531	4,619
Deferred tax assets, non-current	405	285	42

Total non-current assets	233,117	234,972	34,424

Total assets	1,374,369	1,512,516	221,585

LIABILITIES
Current liabilities:
Accounts payable	10,511	9,896	1,450
Salary and employee related accrual	22,370	28,095	4,116
Taxes payable	13,337	15,696	2,300
Advance from customers	87,639	118,277	17,328
Other payables and accruals	12,939	15,402	2,256

Total current liabilities	146,796	187,366	27,450

Deferred tax liabilities, non-current	730	1,011	148

Total liabilities	147,526	188,377	27,598

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,378,139 and 55,126,859 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	47	46	7
Additional paid-in capital	917,352	902,124	132,162
Statutory reserves	6,947	7,368	1,079
Other comprehensive income	1,054	1,067	156
Retained earnings	301,443	413,534	60,583

Total shareholders’ equity	1,226,843	1,324,139	193,987

Total liabilities and shareholders’ equity	1,374,369	1,512,516	221,585

Note 1:
The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8259 on December 31, 2009 in New York for
cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.